Exhibit 99.1

Materialise Reports Third Quarter 2018 Results

LEUVEN, Belgium—(BUSINESS WIRE)—October 31, 2018— Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the third quarter ended September 30, 2018.

Highlights – Third Quarter 2018

•

Total revenue increased 44.6% from the third quarter of 2017 to 46,732 kEUR, mainly driven by strong performances in our Materialise Medical and Materialise Software segments and in the ACTech business within our Materialise Manufacturing segment.

•	Total deferred revenue from annual software sales and maintenance contracts increased by 1,286 kEUR to 20,009 kEUR from 18,723 kEUR at year-end 2017.

•	Adjusted EBITDA increased 115.8% from 3,259 kEUR for the third quarter of 2017 to 7,034 kEUR.

•	Net result was 2,316 kEUR, or 0.04 EUR per diluted share, compared to (1,413) kEUR, or (0.03) EUR per diluted share, over the same period last year.

Executive Chairman Peter Leys commented, “Following a busy summer, during which we entered into an alliance with BASF and completed both a public offering and a private placement of our equity, raising a total of US $70 million in cash gross proceeds, we are pleased to post yet another set of good results for the third quarter. These results reflect particularly strong performances from our Materialise Medical and Materialise Software segments, and a continuing solid contribution from our ACTech business. We continue to move forward with many innovations to advance the digital manufacturing process and look forward to participating in the Formnext conference in mid-November, where we intend to unveil several innovative products.”

ACTech

On October 4, 2017, we acquired ACTech, a full-service manufacturer of complex metal parts. As described in more detail below, the acquired business has increased the scope of our Materialise Manufacturing segment’s operations and had a significant impact on our results of operations for the third quarter of 2018, resulting in increases to our revenues, operating expenses and net result.

Third Quarter 2018 Results

Total revenue for the third quarter of 2018 increased 44.6% (9.9% excluding ACTech) to 46,732 kEUR (35,494 kEUR excluding ACTech) compared to 32,307 kEUR for the third quarter of 2017. Total deferred revenue from annual software sales and maintenance contracts amounted to 20,009 kEUR at the end of the third quarter of 2018 compared to 18,723 kEUR at year end 2017. Adjusted EBITDA increased 116% to 7,034 kEUR from 3,259 kEUR due to organic EBITDA increases in all three of our segments and to the contribution by ACTech. Excluding ACTech, Adjusted EBITDA increased 43.6% to 4,679 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the third quarter of 2018 was 15.1% (13.2% excluding ACTech) compared to 10.1% in the third quarter of 2017.

Revenue from our Materialise Software segment increased 17.2% to 9,874 kEUR for the third quarter of 2018 from 8,422 kEUR for the same quarter last year. Segment EBITDA amounted to 3,384 kEUR compared to 3,362 kEUR in the prior-year period, while the segment EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) was 34.3% compared to 39.9% in the prior-year period.

Revenue from our Materialise Medical segment increased 23.1% to 12,824 kEUR for the third quarter of 2018 compared to 10,421 kEUR for the same period in 2017. Compared to the same quarter in 2017, revenue from our medical software increased 16.6%. Revenue from medical devices and services grew 26.7%. Segment EBITDA was 2,475 kEUR compared to 1,170 kEUR while the segment EBITDA margin increased to 19.3% from 11.2% in the third quarter of 2017.

Revenue from our Materialise Manufacturing segment increased 78.4% to 24,012 kEUR for the third quarter of 2018 from 13,456 kEUR for the third quarter of 2017. Segment EBITDA increased to 3,405 kEUR from 499 kEUR while the segment EBITDA margin increased to 14.2% from 3.7% for the same quarter in 2017. Excluding ACTech, revenue decreased 5.0% to 12,778 kEUR, segment EBITDA increased 110.2% to 1,049 kEUR and the segment EBITDA margin increased to 8.2% from 3.7%.

Gross profit was 26,418 kEUR, or 56.5% of total revenue, for the third quarter of 2018. Excluding ACTech, gross profit was 22,379 kEUR, or 63.1% of total revenue, compared to 17,873 kEUR, or 55.3% of total revenue, for the third quarter of 2017.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 26.4% to 24,665 kEUR for the third quarter of 2018 from 19,509 kEUR for the third quarter of 2017. Excluding ACTech, operating expenses increased, in the aggregate, 15.3% to 22,500 kEUR. Excluding ACTech, R&D expenses increased from 4,701 kEUR to 5,640 kEUR while S&M expenses increased from 8,753 kEUR to 10,387 kEUR and G&A expenses increased from 6,055 kEUR to 6,473 kEUR.

Net other operating income decreased by 843 kEUR to 571 kEUR compared to 1,414 kEUR for the third quarter of 2017. Excluding ACTech, net other operating income amounted to 1,243 kEUR.

Operating result increased to 2,324 kEUR from (222) kEUR for the same period prior year. Excluding ACTech, operating result amounted to 1,122 kEUR. Net financial result was 269 kEUR compared to (593) kEUR for the prior-year period. The third quarter of 2018 contained income tax expense of 230 kEUR (of which 180 kEUR was related to ACTech), compared to 433 kEUR in the third quarter of 2017.

As a result of the above, net profit for the third quarter of 2018 was 2,316 kEUR, compared to net loss of (1,413) KEUR for the same period in 2017. Net profit excluding ACTech was 1,426 kEUR. Total comprehensive profit for the third quarter of 2018, which includes exchange differences on translation of foreign operations, was 2,329kEUR compared to a loss of (1,568) kEUR for the same period in 2017.

As at September 30, 2018, we had cash and equivalents of 114,662 kEUR compared to 43,175 kEUR as at December 31, 2017. Cash flow from operating activities over the first nine months of 2018 was 18,265 kEUR compared to 2,518 kEUR in the same period in 2017. Net shareholders’ equity as at June 30, 2018 was 134,862 kEUR compared to 77,054 kEUR as at December 31, 2017.

2018 Guidance

In our previous 2018 earnings announcements, we stated that we expect to report consolidated revenue between 180,000-185,000 kEUR, Adjusted EBITDA between 22,000-25,000 kEUR for 2018, and expect deferred revenue generated from annual licenses and maintenance to increase by an amount between 2,000-4,000 kEUR as compared to 2017. Based on the current year-to-date results and business outlook, management now expects all three of the indicators to be at the higher end of these ranges.

Business Combinations – ACTech

Our audited financial statements for the year ended December 31, 2017 appearing in our Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 30, 2018 (the “FY 2017 Form 20-F”), included a provisional accounting for the ACTech business combination. The fair value analysis with respect to the assets and liabilities acquired was not yet finalized as of the reporting date.

During September 2018, we completed the fair value analysis of the ACTech business combination, with corresponding adjustments to intangible assets, property, plant and equipment, inventories and contracts in progress, investment grants and deferred taxes. The impact has been accounted for as retrospective adjustments to our consolidated statement of financial position as of December 31, 2017 and our consolidated income statement for the year ended December 31, 2017. The total impact on the consolidated reserves for the year ended December 31, 2017 amounted to 461 kEUR.

The adjustments are summarized below.

(in € 000)	For the year ended December 31, 2017
	As previously reported	Adjustments	Restated
Goodwill	18,447	(895)	17,552
Intangible assets	28,646	(46)	28,600
Property, plant & equipment	86,881	184	87,065
Inventories and contracts in progress	11,594	(567)	11,027
Consolidated reserves	3,250	461	3,711
Deferred tax liabilities (non-current)	(7,006)	(409)	(7,415)
Deferred income (non-current)	(5,040)	1272	(3,768)

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.1576, the reference rate of the European Central Bank on September 30, 2018.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the third quarter of 2018 on the same day, Wednesday, October 31, 2018, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #8095636. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2018 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, the benefits of our collaboration with BASF and the ACTech acquisition, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including our strategic priorities for 2018), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the FY 2017 Form 20-F. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statement (Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
(in 000, except per share amounts)	2018	2018	2017	2018	2017
	U.S.$	€	€	€	€
Revenue	54,097	46,732	32,307	135,707	97,840
Cost of sales	(23,515)	(20,314)	(14,434)	(60,546)	(42,102)
Gross profit	30,582	26,418	17,873	75,161	55,738
Gross profit as % of revenue	56.5%	56.5%	55.3%	55.4%	57.0%
Research and development expenses	(6,522)	(5,634)	(4,701)	(17,080)	(14,424)
Sales and marketing expenses	(13,072)	(11,292)	(8,753)	(33,733)	(28,370)
General and administrative expenses	(8,959)	(7,739)	(6,055)	(22,926)	(17,205)
Net other operating income (expenses)	661	571	1,414	2,961	3,660
Operating (loss) profit	2,690	2,324	(222)	4,383	(601)
Financial expenses	(1,203)	(1,039)	(1,058)	(3,556)	(3,294)
Financial income	1,514	1,308	465	2,739	2,132
Share in loss of joint venture	(54)	(47)	(165)	(291)	(596)
(Loss) profit before taxes	2,947	2,546	(980)	3,275	(2,359)
Income taxes	(266)	(230)	(433)	(773)	(825)
Net (loss) profit of the period	2,681	2,316	(1,413)	2,502	(3,184)
Net (loss) profit attributable to:
The owners of the parent	2,681	2,316	(1,413)	2,502	(3,184)
Non-controlling interest	—	—	—	—	—
Earnings per share attributable to owners of the parent
Basic	0.05	0.04	(0.03)	0.05	(0.07)
Diluted	0.05	0.04	(0.03)	0.05	(0.07)
Weighted average basic shares outstanding	51,507	51,507	47,325	48,770	47,325
Weighted average diluted shares outstanding	52,319	52,319	47,325	49,532	47,325

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
(in 000)	2018	2018	2017	2018	2017
	U.S.$	€	€	€	€
Net profit (loss) for the period	2,681	2,316	(1,413)	2,502	(3,184)
Other comprehensive income
Exchange difference on translation of foreign operations	15	13	(155)	(29)	(481)
Other comprehensive income (loss), net of taxes	15	13	(155)	(29)	(481)
Total comprehensive income (loss) for the year, net of taxes	2,696	2,329	(1,568)	2,473	(3,665)
Total comprehensive income (loss) attributable to:
The owners of the parent	2,696	2,329	(1,568)	2,473	(3,665)
Non-controlling interest	—	—	—	—	—

Consolidated statement of financial position (Unaudited)

	As of September 30,	As of December 31 (restated),
(in 000)	2018	2017
	€	€
Assets
Non-current assets
Goodwill	17,532	17,552
Intangible assets	26,194	28,600
Property, plant & equipment	92,236	87,065
Investments in joint ventures	—	31
Deferred tax assets	293	304
Other non-current assets	4,132	3,667
Total non-current assets	140,387	137,219
Current assets
Inventories	10,400	11,027
Trade receivables	36,790	35,582
Held to maturity investments	—	—
Other current assets	10,557	9,212
Cash and cash equivalents	114,622	43,175
Total current assets	172,369	98,996
Total assets	312,756	236,215

	As of September 30,	As of December 31 (restated),
(in 000)	2018	2017
	€	€
Equity and liabilities
Equity
Share capital	3,047	2,729
Share premium	136,022	79,839
Consolidated reserves	(2,375)	(3,711)
Other comprehensive income	(1,832)	(1,803)
Equity attributable to the owners of the parent	134,862	77,054
Non-controlling interest	—	—
Total equity	134,862	77,054
Non-current liabilities
Loans & borrowings	93,463	81,788
Deferred tax liabilities	6,800	7,415
Deferred income	4,683	3,768
Other non-current liabilities	1,763	1,904
Total non-current liabilities	106,709	94,875
Current liabilities
Loans & borrowings	14,264	12,769
Trade payables	16,926	15,670
Tax payables	3,146	3,560
Deferred income	22,771	18,791
Other current liabilities	14,078	13,496
Total current liabilities	71,185	64,286
Total equity and liabilities	312,756	236,215

Consolidated statement of cash flows (Unaudited)

	For the nine months ended September 30,
(in 000)	2018	2017
	€	€
Operating activities
Net (loss) profit of the period	2,502	(3,184)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	8,632	6,008
Amortization of intangible assets	3,902	2,134
Share-based payment expense	557	997
Loss (gain) on disposal of property, plant & equipment	(148)	(7)
Fair value contingent liabilities	—	—
Movement in provisions	13	21
Movement reserve for bad debt	255	191
Financial income	(224)	(416)
Financial expense	1,474	957
Impact of foreign currencies	(433)	621
Share in loss of a joint venture (equity method)	291	596
Income and Deferred tax expense (income)	773	824
Other	164	(42)
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(3,174)	(5,916)
Decrease (increase) in inventories	584	(804)
Increase in trade payables and other payables	5,230	1,789
Income tax paid	(2,133)	(1,251)
Net cash flow from operating activities	18,265	2,518

	For the nine months ended September 30,
(in 000)	2018	2017
	€	€
Investing activities
Purchase of property, plant & equipment	(14,923)	(22,245)
Purchase of intangible assets	(1,181)	(3,739)
Proceeds from the sale of property, plant & equipment (net)	—	54
Proceeds from the sale of intangible assets (net)	1,264	36
Available for sale investments	(50)	—
Investments in joint-ventures	—	(500)
Interest received	126	267
Net cash flow used in investing activities	(14,764)	(26,127)
Financing activities
Proceeds from loans & borrowings	31,043	22,794
Repayment of loans & borrowings	(16,257)	(2,827)
Repayment of finance leases	(2,350)	(2,081)
Capital increase in parent company	60,110	—
Direct attributable expense capital increase	(4,103)	—
Interest paid	(1,142)	(502)
Other financial income (expense)	(182)	(251)
Net cash flow from (used in) financing activities	67,119	17,133
Net increase of cash & cash equivalents	70,620	(6,476)
Cash & cash equivalents at beginning of the year	43,175	55,912
Exchange rate differences on cash & cash equivalents	827	(1,337)
Cash & cash equivalents at end of the year	114,622	48,099

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
(in 000)	2018	2017	2018	2017
	€	€	€	€
Net profit (loss) for the period	2,316	(1,413)	2,502	(3,184)
Income taxes	230	433	773	825
Financial expenses	1,039	1,058	3,556	3,294
Financial income	(1,308)	(465)	(2,739)	(2,132)
Share in loss of joint venture	47	165	291	596
Depreciation and amortization	4,519	2,918	12,534	8,142
EBITDA	6,843	2,696	16,917	7,541
Non-cash stock-based compensation expense (1)	191	297	557	997
Acquisition-related expenses (2)	—	266	—	266
ADJUSTED EBITDA	7,034	3,259	17,474	8,804

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent expenses incurred in connection with the ACTech acquisition.

Segment P&L (Unaudited)

(in 000)	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated(1)	Consolidated
	€	€	€	€	€	€
For the nine months ended September 30, 2018
Revenues	27,331	37,170	71,031	135,532	175	135,707
Segment EBITDA	8,567	6,659	8,802	24,028	(7,111)	16,917
Segment EBITDA %	31.3%	17.9%	12.4%	17.7%		12.5%
For the nine months ended September 30, 2017
Revenues	25,302	30,999	41,318	97,619	221	97,840
Segment EBITDA	9,307	2,242	3,062	14,611	(7,070)	7,541
Segment EBITDA %	36.8%	7.2%	7.4%	15.0%		7.7%

(1)

Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and net other operating income (expense).

(in 000)	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated(1)	Consolidated
	€	€	€	€	€	€
For the three months ended September 30, 2018
Revenues	9,874	12,824	24,012	46,710	22	46,732
Segment EBITDA	3,384	2,475	3,405	9,264	(2,420)	6,844
Segment EBITDA %	34.3%	19.3%	14.2%	19.8%		14.6%
For the three months ended September 30, 2017
Revenues	8,422	10,421	13,456	32,299	8	32,307
Segment EBITDA	3,362	1,170	499	5,031	(2,335)	2,696
Segment EBITDA %	39.9%	11.2%	3.7%	15.6%		8.3%

(1)

Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and net other operating income (expense).

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
(in 000)	2018	2017	2018	2017
	€	€	€	€
Net profit (loss) for the period	2,316	(1,413)	2,502	(3,184)
Income taxes	230	433	773	825
Financial expenses	1,039	1,058	3,556	3,294
Financial income	(1,308)	(465)	(2,739)	(2,132)
Share in loss of joint venture	47	165	291	596
Operating profit	2,324	(222)	4,383	(601)
Depreciation and amortization	4,519	2,918	12,534	8,142
Corporate research and development	483	502	1,469	1,527
Corporate headquarter costs	2,437	2,447	7,514	6,984
Other operating income (expense)	(499)	(614)	(1,872)	(1,441)
Segment EBITDA	9,264	5,031	24,028	14,611